Exhibit 99.1

Maris-Tech Introduces Uranus-Drones-V2, a Video and AI Processing Platform for Drone Applications

The Company expects the new platform to generate orders from existing and new drone manufacturers

Rehovot, Israel, Oct. 20, 2026 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in edge computing, artificial intelligence (“AI”), and video intelligence solutions for defense applications, today announced the launch of Uranus-Drones-V2, a compact video and AI processing platform designed for integration into unmanned aerial vehicles (“UAVs”).

Uranus-Drones-V2 supports up to four ultra high definition (UHD) camera inputs and eight camera inputs in total, with processing capabilities exceeding 30 tera operations per second (TOPS). The platform is designed to support a range of drone applications, including surveillance, tracking, and loitering munitions.

The platform connects directly to the drone’s autopilot and incorporates onboard inertial and environmental sensors. Combined with its video and AI processing capabilities, these features enable high-level autonomous flight functionality. Its small size, low weight, and low power consumption support integration into drones with demanding size, weight, and power requirements.

Building on its experience supplying video processing technology to the drone market, Maris-Tech believes Uranus-Drones-V2 will address the evolving requirements of drone manufacturers and expects the platform to generate orders from both existing and new customers.

Israel Bar, Chief Executive Officer of Maris-Tech, commented, “Uranus-Drones-V2 is the result of the Company’s deep understanding and extensive experience in the drone market, gained through thousands of operational deployments. It delivers impressive performance on a platform that is small, lightweight, and low power.”

About Maris-Tech Ltd.

Maris-Tech delivers AI-powered edge video solutions for mission-critical defense and security operations, enabling real-time situational awareness, intelligence gathering, and surveillance in bandwidth- and latency-constrained environments. Trusted by leading security organizations, Maris-Tech platforms are deployed across UAVs, UGVs, armored vehicles, and dismounted soldier systems, supporting missions that require ultra-low-latency video processing and onboard AI analytics. From intelligence collection in extreme conditions to AI-driven surveillance and terrain dominance, Maris-Tech masters the AI video pipeline at the edge through best-in-class SWaP-optimized, ruggedized computing solutions.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it discusses the anticipated advantages, benefits, performance and capabilities of its Uranus-Drones-V2 platform, including its ability to support various drone applications and advanced autonomous flight functionality, its belief that the platform will address the evolving requirements of drone manufacturers, and its expectation that the platform will generate orders from existing and new customers. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on May 15, 2026, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO

Tel: +972-72-2424022

Nir@maris-tech.com